================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549

                     -------------------------------------


                                   FORM 11-K


             [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended June 30, 1996

                                       OR

             [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           Commission File No. 1-3591


              DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                            TEXAS UTILITIES COMPANY

                            (Full Title of the Plan)


                     -------------------------------------


                            TEXAS UTILITIES COMPANY

                    1601 Bryan Street, Dallas, Texas  75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


================================================================================

                               TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                                                  Page
                                                                                                      ----
    The following financial statements are furnished for the Plan:

           Statement of Financial Condition at June 30, 1996  . . . . . . . . . . . . . . . . . .       3

           Statement of Income and Changes in Plan Equity for the
              year ended June 30, 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4

           Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5

           Schedules I, II and III have been omitted because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7

PLAN ADMINISTRATOR'S SIGNATURE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8

EXHIBIT

    The following exhibit is filed herewith:

           Independent Auditors' Consent  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9

                    DEFERRED COMPENSATION PLAN FOR OUTSIDE
                     DIRECTORS OF TEXAS UTILITIES COMPANY

                       STATEMENT OF FINANCIAL CONDITION


                                                                                              June 30,
                 ASSETS AND PLAN EQUITY                                                         1996
                                                                                              --------
Investment in Securities of Participating Company --
   Common stock of Texas Utilities Company,
   At fair value as determined by quoted market prices
   (Historical cost: 1996 -- $368,351) (Note 2) . . . . . . . . . . . . . . . .               $456,371

Dividends receivable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  5,338

Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . .                      1

                                                                                              --------

          Total Assets and Plan Equity  . . . . . . . . . . . . . . . . . . . .               $461,710
                                                                                              ========





                See accompanying Notes to Financial Statements.

                    DEFERRED COMPENSATION PLAN FOR OUTSIDE
                     DIRECTORS OF TEXAS UTILITIES COMPANY

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY


                                                                                    For The Year Ended
                                                                                         June 30,
                                                                                           1996
                                                                                        ----------
Additions (deductions):
  Net investment income:
     Dividends on common stock of Texas Utilities Company  . . . .                       $ 24,328
     Interest  . . . . . . . . . . . . . . . . . . . . . . . . . .                            454
                                                                                         --------
           Net investment income   . . . . . . . . . . . . . . . .                         24,782
                                                                                         --------


  Realized gain on investments (Note 2)  . . . . . . . . . . . . .                          1,818
  Unrealized appreciation of investments (Note 2)  . . . . . . . .                         88,020
                                                                                         --------


  Contributions and deposits (Note 3):
     Participating directors' compensation deferrals . . . . . . .                        181,250
     Company matching  . . . . . . . . . . . . . . . . . . . . . .                        181,250
                                                                                         --------
           Total contributions and deposits  . . . . . . . . . . .                        362,500
                                                                                         --------

             Total additions   . . . . . . . . . . . . . . . . . .                        477,120
                                                                                         --------

  Withdrawals, lapses and reversions:
     Distributions to plan sponsor . . . . . . . . . . . . . . . .                            472
     Reversions  . . . . . . . . . . . . . . . . . . . . . . . . .                         14,938
                                                                                         --------
          Total withdrawals, lapses and reversions   . . . . . . .                         15,410
                                                                                         --------

            Net additions  . . . . . . . . . . . . . . . . . . . .                        461,710

Plan Equity, Beginning of Year . . . . . . . . . . . . . . . . . .                             --
                                                                                         --------

Plan Equity, End of Year . . . . . . . . . . . . . . . . . . . . .                       $461,710
                                                                                         ========





                See accompanying Notes to Financial Statements.

                    DEFERRED COMPENSATION PLAN FOR OUTSIDE
                     DIRECTORS OF TEXAS UTILITIES COMPANY

                         NOTES TO FINANCIAL STATEMENTS


1. Plan Description -- The Deferred Compensation Plan for Outside Directors of Texas Utilities Company (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company (Company) on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company will make a matching award equal to 100% of such deferred compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results from reasons other than death or disability all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

       The number of participants at June 30, 1996 was 8.

2. Plan Investments -- The cost, market value and unrealized appreciation of investments at June 30, 1996 are as follows:

                                                                Number of     Historical      Market       Unrealized
                                                                 Shares         Cost          Value       Appreciation
                                                                ---------     ----------     --------     ------------
           Common stock of Texas Utilities Company  . . . . .    10,675(1)     $368,351      $456,371       $88,020

           ------------------------------
       (1) Represents 0.0048% of the outstanding shares of common stock of Texas Utilities Company (224,602,557 at June 30, 1996).

       The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sales price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsor.

       Net plan investments value at June 30, 1996 is $42.75 per unit.

3. Plan Contributions -- Contributions by the Company and participants' compensation deferrals for the year ended June 30, 1996 are as follows:



                                                       Participating
                                                        Directors'         Contributions        Total
                       Company                    Compensation Deferrals     by Company     Contributions
                  ----------------                ----------------------   -------------    ------------
         Texas Utilities Company  . . . . . . .          $181,250             $181,250        $362,500

                    DEFERRED COMPENSATION PLAN FOR OUTSIDE
                     DIRECTORS OF TEXAS UTILITIES COMPANY

                        NOTES TO FINANCIAL STATEMENTS


4. Distributions Payable -- During the year ended June 30, 1996, one participant retired from service as an Outside Director. The value of the participant's 1,157.56 performance units and of the dividend equivalent credits earned thereon will be determined on June 30, 1998, the end of the maturity period, and distributed to the participant.

5. Federal Income Taxes -- The Plan does not, and is not intended to, meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from Federal income taxes under Section 501(a) of the Code.

         The following statements are provided as general information only, and do not take into account an individual Participant's tax situation or the possible effect of future legislation. Each participant is encouraged to consult with a tax advisor to determine the specific Federal income and other tax consequences of participation in the Plan and receiving distributions therefrom.

         Based on the Code and the regulations thereunder as currently in effect:

         (a) A participant's elective deferrals under the Plan, matching awards, and any dividends, interest or other income thereon will not be subject to Federal income tax until the year such amounts are paid or otherwise made available to the participant.

         (b) Elective deferrals under the Plan are not deductible by the participant on his or her Federal income tax return, since elective deferrals are not includable in participant's income.

         (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

6. Plan Administration Fees -- All administrative fees are paid by Texas Utilities Company, the Plan sponsor.

7. Amendment or Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

                          INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
 Deferred Compensation
 Plan for Outside Directors of Texas Utilities Company:

We have audited the statement of financial condition of the Deferred Compensation Plan for Outside Directors of Texas Utilities Company as of June 30, 1996, and the related statement of income and changes in plan equity for the fiscal year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1996 and the related plan income and changes in plan equity for the fiscal year then ended, in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP
- -------------------------

Dallas, Texas
September 6, 1996

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                          DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                        TEXAS UTILITIES COMPANY



                                        By          /s/ Peter B. Tinkham
                                           -------------------------------------
                                                     Plan Administrator
                                         Organization and Compensation Committee

September 19, 1996

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
- -------                  -----------
23.1                     Consent of Deloitte & Touche LLP
